Exhibit 12
MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Year Ended Last Friday in December
	2006	2005	2004	2003	2002
	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)
Pre-tax earnings(a)	$9,929	$6,814	$5,436	$5,040	$2,343
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	36,080	21,967	10,734	8,195	10,164

Pre-tax earnings before fixed charges	46,009	28,781	16,170	13,235	12,507

Fixed charges:
Interest	35,860	21,752	10,530	8,003	9,958
Other(b)	221	215	204	193	206

Total fixed charges	36,081	21,967	10,734	8,196	10,164

Preferred stock dividend requirements	261	100	54	52	51

Total combined fixed charges and preferred stock dividends	$36,342	$22,067	$10,788	$8,248	$10,215

Ratio of earnings to fixed charges	1.28	1.31	1.51	1.61	1.23
Ratio of earnings to combined fixed charges and preferred stock dividends	1.27	1.30	1.50	1.60	1.22

(a)	Excludes undistributed earnings (loss) from equity investments.

(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.